UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NextNav INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

65345N106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON: OSI Capital Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,260,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,260,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,260,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

(1)

Represents (i) 13,235,166 shares of common stock, par value $0.0001 per share (“Common Stock”), of NextNav Inc. (the “Issuer”) and (ii) 25,000 warrants (“Warrants”) that are exercisable for 25,000 shares of Common Stock (“Warrant Shares”), all of which are directly held by Black Feathers, L.P. (f/k/a WOCAP Global Opportunity Investment Partners, L.P.), a Bermuda limited partnership (“Black Feathers LP”), whose general partner is OSI Capital Management LLC (“OSI”). The managers of OSI are Edward Neil Halliday (“Halliday”), Tivin Turchiaro (“Turchiaro”) and Roderick M. Forrest (“Forrest” and collectively with Halliday and Turchiaro, the “OSI Managers”). OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)

The percentage reported in this Amendment No. 1 (this “Amendment”) to the Schedule 13G originally filed on May 26, 2023 (the “Schedule 13G”) is based upon 110,157,410 shares of Common Stock outstanding as of November 30, 2023 according to the Amendment No. 1 to Registration Statement on Form S-3 filed by the Issuer with the U.S. Securities and Exchange Commission on December 12, 2023 (the “Form S-3”).

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON: Black Feathers, L.P. (f/k/a WOCAP Global Opportunity Investment Partners, L.P.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,260,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,260,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,260,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

(1)

Represents (i) 13,235,166 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers LP, whose general partner is OSI. OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)	The percentage reported in this Amendment is based upon 110,157,410 shares of Common Stock outstanding as of November 30, 2023 according to the Form S-3.

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON: Edward Neil Halliday
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,260,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,260,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,260,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 13,235,166 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers LP, whose general partner is OSI. OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)	The percentage reported in this Amendment is based upon 110,157,410 shares of Common Stock outstanding as of November 30, 2023 according to the Form S-3.

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON: Tivin Turchiaro
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,260,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,260,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,260,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 13,235,166 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers LP, whose general partner is OSI. OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)	The percentage reported in this Amendment is based upon 110,157,410 shares of Common Stock outstanding as of November 30, 2023 according to the Form S-3.

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSON: Roderick M. Forrest
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 13,260,166 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 13,260,166 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 13,260,166 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 12.0%(2)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

(1)

Represents (i) 13,235,166 shares of Common Stock of the Issuer and (ii) 25,000 Warrants that are exercisable for 25,000 Warrant Shares, all of which are directly held by Black Feathers LP, whose general partner is OSI. OSI, as the general partner of Black Feathers LP, and the OSI Managers, as the managers of OSI, may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP. The Warrants (i) became exercisable on November 27, 2021, (ii) are exercisable at a price of $11.50 per Warrant Share and (iii) expire on October 28, 2026.

(2)	The percentage reported in this Amendment is based upon 110,157,410 shares of Common Stock outstanding as of November 30, 2023 according to the Form S-3.

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 1.  (a)    Name of Issuer:

NextNav Inc.

(b)	Address of Issuer’s Principal Executive Offices:

1775 Tysons Blvd., 5th Floor

McLean, Virginia 22102

Item 2. (a)    Name of Person Filing

This Amendment is jointly filed by:

1.	OSI, as the general partner of Black Feathers LP, with respect to the shares of Common Stock of the Issuer directly held by Black Feathers LP;

2.	Black Feathers LP, with respect to the shares of Common Stock of the Issuer directly held by Black Feathers LP;

3.	Halliday, as a manager of OSI, the general partner of Black Feathers LP, with respect to the shares of Common Stock directly held by Black Feathers LP;

4.	Turchiaro, as a manager of OSI, the general partner of Black Feathers LP, with respect to the shares of Common Stock directly held by Black Feathers LP; and

5.	Forrest, as a manager of OSI, the general partner of Black Feathers LP, with respect to the shares of Common Stock directly held by Black Feathers LP.

OSI, Black Feathers LP, Halliday, Turchiaro and Forrest are hereinafter collectively referred to as the “Reporting Persons”. The Reporting Persons are filing this Amendment jointly, but not as members of a group, and each disclaims membership in a group. The filing of this Amendment should not be construed as an admission that any Reporting Person is, and each Reporting Person disclaims that such Reporting Person is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the shares of Common Stock covered by this Amendment.

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 pursuant to which the Reporting Persons have agreed to file this Amendment, and any future amendments to the Schedule 13G, jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

(b)	Address of principal business office or, if none, residence:

The address of the business office of each of the Reporting Persons is:

c/o OSI Capital Management LLC

‘Victoria Place’ 31 Victoria Street

Hamilton, HM 10 Bermuda

(c)	Citizenship:

OSI is a Delaware limited liability company.

Black Feathers LP is a Bermuda limited partnership.

Halliday and Forrest are citizens of the United Kingdom.

Turchiaro is a citizen of Canada.

(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

(e)	CUSIP Number:

65345N106

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 8 of 10 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership.

Each of the Reporting Persons may be deemed to beneficially own the following number of shares of Common Stock and the following percentage of all outstanding shares of Common Stock:

(a)	Amount beneficially owned:

13,260,166

(b)	Percent of class:

12.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

0

(ii)	Shared power to vote or to direct the vote

13,260,166

(iii)	Sole power to dispose or to direct the disposition of

0

(iv)	Shared power to dispose or to direct the disposition of

13,260,166

OSI, as the general partner of Black Feathers LP, and Halliday, Turchiaro, and Forrest, as managers of OSI, have the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition, of the shares of Common Stock directly held by Black Feathers LP. By reason of the provisions of Rule 13d-3 of the Act, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock directly held by Black Feathers LP.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his, her or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65345N106	SCHEDULE 13G/A	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2024

OSI CAPITAL MANAGEMENT LLC

By: /s/ Edward Neil Halliday
Name: Edward Neil Halliday
Title: Manager

BLACK FEATHERS, L.P. (F/K/A WOCAP GLOBAL OPPORTUNITY INVESTMENT PARTNERS, L.P.)

By: OSI CAPITAL MANAGEMENT LLC,

its General Partner

By: /s/ Edward Neil Halliday

Name: Edward Neil Halliday

Title: Manager

/s/ Edward Neil Halliday
Edward Neil Halliday

/s/ Tivin Turchiaro
Tivin Turchiaro

/s/ Roderick M. Forrest
Roderick M. Forrest